FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA  3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Friday 13 August 2004

National Appoints Four Non-Executive Directors

Mr Graham Kraehe, Chairman of National Australia Bank, today announced the appointment of four new non-executive directors to the National Board.  They are Robert Elstone, Danny Gilbert, Paul Rizzo and Jillian Segal.

Robert Elstone is Managing Director of SFE Corporation, the holding company for the Sydney Futures Exchange and related entities.  Robert’s academic background is in financial and monetary economics.  He has extensive experience in the oversight of derivatives trading and risk management, and has worked with public policy and regulators in the Australian financial sector.  Robert was Finance Director of Pioneer International Limited from 1995 to 2000, and Chief Financial Officer of Air New Zealand Limited from 1991 to 1994.  Prior to that he spent 10 years in investment and mortgage banking.

Danny Gilbert has had extensive experience as a commercial lawyer and as the co-founder and Managing Partner of Gilbert + Tobin, which from start up in 1988 is now one of Australia’s most successful law firms.  Danny has had extensive involvement with social justice issues through work with community legal centres and indigenous issues.

Paul Rizzo has broad financial management experience and skills together with an extensive background in all aspects of banking.  This includes senior roles at CBA from 1991 to 1993 including Chief General Manager, Retail Banking; Chief General Manager, Group Credit Policy; and Chief General Manager and Adviser to Managing Director.  Paul was also Chief Executive Officer of State Bank of Victoria in 1990.  He spent 24 years with ANZ Banking Group Limited from 1966 to 1990, which included the roles of Chief Executive Officer of the ANZ Bank in New Zealand and Director of Global Treasury.  Paul also has broad director experience.

Jillian Segal has had a distinguished career as a lawyer and regulator, most recently as Deputy Chairman, 2000 to 2002, and Commissioner, 1997 to 2000, of the Australian Securities & Investments Commission.  During her term at ASIC, Jillian was instrumental in policy formulation and its practical implications in financial markets.  She is also a Director of the ASX.  Currently, Jillian is Chairman of the Australian Banking & Financial Services Ombudsman Board, a position from which she will be resigning.

The appointments are in addition to the announcement on 11 August of two new executive directors, Ahmed Fahour and Michael Ullmer, and the previously announced retirements, at the end of August, of Brian Clark, Ken Moss and Ed Tweddell.

Following these retirements and completion of the new appointments the total number of Board members at the National will be twelve, comprising three executive directors and nine non-executive directors.

Completes Board renewal process

Mr Kraehe said, “These appointments to the National Board follow an extensive and rigorous external search process.”

“We set out to augment significantly the Board’s financial expertise and experience and we believe that individually and collectively these appointments achieve that objective,” he said.

“The board will now have an excellent balance of skills and experience, as well as a broad range of industries, backgrounds and cultures, and geographic locations.

“This fulfils our commitment earlier this year for fundamental renewal of the Board.”

The other directors are:

•                  Graham Kraehe, Chairman (until September 2005)

•                  John Stewart, Group Chief Executive Officer

•                  Michael Ullmer, Group Chief Financial Officer

•                  Ahmed Fahour, Chief Executive Officer Australia

•                  Peter Duncan, Non–executive director

•                  John Thorn, Non–executive director

•                  Geoff Tomlinson, Non–executive director

•                  Malcolm Williamson, Non–executive director

•                  Michael Chaney, Non–executive director effective December 2004, Chairman from September 2005

“We have also put in place robust internal review processes to monitor Board effectiveness and Directors’ performance going forward.

“These Board appointments clear the way for the National to focus on maximising the potential of its operations and delivering superior returns to all its stakeholders.

“I would like to take the opportunity to thank Brian Clark, Ken Moss and Ed Tweddell, who retire at the end of August from the Board, for their years of service and contributions. We wish them well with their future pursuits,” Mr Kraehe said.

Attached:

•  CVs for new directors

•  Table summarising skills and experience across the full Board

For further information:

Brandon Phillips	Samantha Evans
Group Manager, Group Corporate Relations	Group Communications Adviser
03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Callum Davidson
Head of Group Investor Relations
03 8641 4964 work
0411 117 984 mobile

Or visit www.nabgroup.com

Attachment 1 – Biographies of new non-executive directors

Robert Elstone

BA (Hons), MA (Econ), MCom

Robert Elstone’s academic background is in financial and monetary economics.  He is currently the Managing Director of SFE Corporation, the holding company for the Sydney Futures Exchange and related entities.  Robert has extensive experience in the oversight of derivatives trading and risk management.  He has also worked with public policy and regulators in the Australian financial sector.  His experience also puts him at the forefront of global trends towards exchange consolidation and alliances, electronic trading and the convergence of cash and derivative markets across a wide range of financial securities and obligations.

In December 2002 Robert authored SFE’s submission to the Federal Treasurer’s review of the Commonwealth Government Securities (CGS) market, contributed to the maintenance of the Federal Government’s commitment to that market in Statement 7 of the May 2003 budget papers.

Robert was Finance Director of Pioneer International Limited from 1995 to 2000, and Chief Financial Officer of Air New Zealand Limited from 1991 to 1994.  Prior to that he spent 10 years in investment and mortgage banking.

Danny Gilbert

LLB

Danny Gilbert has had extensive experience as a commercial lawyer.  He is the Managing Partner of Gilbert + Tobin, which was established in 1988, and is now one of Australia’s most successful law firms.

Danny’s experience includes public and private capital raising, acquisitions and sales, technology licensing, joint ventures, computer contracting, Australian Stock Exchange and Corporations Act compliance and commercial litigation.  In 2003 he won ‘Managing Partner of the Year’ at the Australian Law Awards.

Since the mid-1970’s Danny has had extensive involvement with social justice issues through work with community legal centres and indigenous issues.

Strongly involved and committed to the Arts, Danny is Chairman of the Australian Film, Television and Radio School and a Director of the Bangarra Dance Theatre.

Paul Rizzo

BCom, MBA

Paul Rizzo has broad financial management experience and skills together with an extensive background in all aspects of banking.  Paul’s banking experience includes senior roles at CBA from 1991 to 1993, including Chief General Manager, Retail Banking; Chief General Manager, Group Credit Policy; and Chief General Manager and Adviser to Managing Director.  Paul was also Chief Executive Officer of State Bank of Victoria in 1990.  He spent 24 years with ANZ Banking Group Limited from 1966 to 1990, which included the roles of Chief Executive Officer of the ANZ Bank in New Zealand and Director of Global Treasury.

Paul was formerly Dean, Director and Professional Fellow of Melbourne Business School, appointed 2000. Paul was Group Managing Director, Finance and Administration of Telstra Corporation Limited from 1993 to 2000.  He also has broad experience in directorship roles, including appointments with the Treasury Corporation of Victoria and Rothschild Australia.  In addition, he has been Chairman of Foxtel Limited and was the inaugural Chairman of the Financial Reporting Council.  He is currently a Director of BlueScope Steel Limited and a Consultant to Mallesons Stephen Jaques.

Jillian Segal

BA, LLM (Harv)

Jillian Segal has had a distinguished career as a lawyer and regulator, most recently as Deputy Chairman, 2000 to 2002, and Commissioner, 1997 to 2000, of the Australian Securities & Investments Commission.  During her term at ASIC she was instrumental in policy formulation and policy implementation, particularly in relation to its commercial application and its practical implications in the financial markets.  Jillian was a member of the Dawson Committee which reviewed the Trade Practices Act and a number of complex issues.

Her experience also includes roles as Special Counsel with Dunhill Madden Butler, from 1996 to 1997; Professorial Fellow, Faculty of Law, University of Wollongong, from 1993 to 1997; and a Partner and Consultant with Allen Allen & Hemsley, from 1980 to 1996.

Jillian is also a Director of the Australian Stock Exchange, Chairman of the Australian Banking & Financial Services Ombudsman, and a member of the Standards Oversight Board at PricewaterhouseCoopers, the Council for Multi-Cultural Australia and the Major Performing Arts Board of the Australia Council.

Attachment 2 – Summary of National Board members’ qualifications and experience

Name	Qualifications	Experience	Other Directorships	Role at National
Graham J Kraehe AO	BEc, FAICD

38 years in diversified manufacturing industries, wine and automotive. Managing Director of Pacifica Limited from 1985 until 1994. Managing Director and Chief Executive Officer of Southcorp Limited from 1994 until early 2001.

			Chairman of BlueScope Steel Limited and a Director of Djerriwarrah Investments Limited. Previously a Director of Brambles Industries Limited, Brambles Industries PLC and News Corporation Limited.	Chairman of Board. Non-executive Director since 1997. Chairman of Nomination Committee.

John M Stewart	BA, ACII, FCIB

26 years in banking and finance in the United Kingdom including four years as Group Chief Executive of Woolwich PLC until its acquisition by Barclays PLC in 2000 when he was appointed Deputy Group Chief Executive of Barclays PLC.

Managing Director & Group Chief Executive. Appointed an Executive Director in August 2003. Previously Managing Director and Chief Executive Officer of National Australia Group Europe Limited

Michael Ullmer	B Maths (Hons)

32 years in banking and finance including seven years with Commonwealth Bank of Australia as Group Executive, Institutional and Business Services, 2002 to 2004, Group Executive, Financial and Risk Management, 1997 to 2002.  Previously Partner, Coopers & Lybrand, 1992 to 1997.  20 years with KPMG; Partner from 1982 to 1992.

Group Chief Financial Officer and Executive Director, newly appointed.

Ahmed Fahour	BEc, MBA

17 years in economics and finance, most recently CEO, Australia & New Zealand, of Citigroup in 2004.  Citigroup positions included CEO Alternative Investments from 2001 to 2004, Vice Chairman Citigroup Investments in 2002.  Senior Vice President of Corporate Development, 2000 to 2001.  Member of Citigroup Management Committee, 2000-2003.  Previously Management Director, Private Equity iFormation Group from 1999 to 2000.  Director from 1997 to 1999, and Consultant from 1987 to 1999, of Boston Consulting Group (Formerly Pappas Carter Evans & Koop).

Chief Executive Officer Australia and Executive Director, newly appointed.

Name	Qualifications	Experience	Other Directorships	Role at National
Peter Duncan	BE (Chem), DBS, MAICD

36 years with Royal Dutch/Shell Group of companies, including senior finance and general management positions in Australia, New Zealand, South America, Europe and South East Asia.  He was Chairman of the Shell Group of Companies in Australia and New Zealand.  Former Chairman of the Australian Institute of Petroleum.

Chairman, Scania Australia Pty Limited.  Director of Orica Limited, GasNet Australia Limited and Commonwealth Scientific and Industrial Research Organisation (CSIRO).  President of the Australian German Association.  Honorary member of the Business Council of Australia.

Non-executive director since 2001. Chairman, Risk Committee. Member of the Audit and Nomination Committees.

Robert Elstone	BA (Hons) MA (Econ), MComm

24 years in financial and senior management roles.  Managing Director and Chief Executive Officer of SFE Corporation from 2000 to present.  Finance Director of Pioneer International Limited from 1995 to 2000.  Chief Financial Officer of Air New Zealand Limited from 1991 to 1994.

			Managing Director of SFE Corporation and related entities, including the Sydney Futures Exchange, SFE Clearing Corporation, SFE Austraclear and the New Zealand Futures & Options Exchange.	Non-executive director, newly appointed.

Danny Gilbert	LLB

30 years in commercial law specialising in technology and communications.  Currently Managing Partner of Gilbert + Tobin, which he co-founded in 1988.  Partner of Sly & Russell (now Deacons) from 1980 to 1985.  Has had extensive involvement with social justice issues through work with community legal centres and indigenous issues.

			Chairman of the Australian Film, Television and Radio School. Director of Bangarra Dance Theatre.	Non-executive director, newly appointed.

Paul Rizzo	BCom, MBA

40 years in banking and finance.  Dean, Director and Professional Fellow of Melbourne Business School from 2000 to present.  Group Managing Director, Finance and Administration of Telstra Corporation Limited from 1993 to 2000.  Senior roles at Commonwealth Bank of Australia from 1991 to 1993 included Chief General Manager, Retail Banking, Chief General Manager, Group Credit Policy, and Chief General Manager and Adviser to Managing Director.  Chief Executive Officer of State Bank of

			Director of BlueScope Steel Limited. Consultant to Mallesons Stephen Jaques.	Non-executive director, newly appointed.

Name	Qualifications	Experience	Other Directorships	Role at National
Victoria in 1990. 24 years with ANZ Banking Group Limited from 1966 to 1990.

Jillian S Segal	BA, LLM (Harv)

24 years as lawyer and regulator, most recently Deputy Chairman, 2000 to 2002, and Commissioner, 1997 to 2000 of Australian Securities & Investments Commission.  Special Counsel with Dunhill Madden Butler, 1996 to 1997.  Professorial Fellow, Faculty of Law, University of Wollongong, 1993 to 1997.  Partner and Consultant with Allen Allen & Hemsley, from 1980 to 1996.  Prior to that, a Lawyer with Davis, Polk & Wardwell in New York.

Chairman of Australia Banking & Financial Services Ombudsman.  Director of Australian Stock Exchange.  Member of the Standards Oversight Board at PricewaterhouseCoopers, the Council for Multi-Cultural Australia and the Major Performing Arts Board of the Australia Council.

Non-executive director, newly appointed.

John G Thorn	FCA, MAICD

37 years in professional services with PricewaterhouseCoopers, over 20 years as a partner responsible for significant international and Australian clients.  Australian National Managing Partner and a member of the Global Audit Management Group until 2003.

			Director Salmat Limited and Caltex Australia Limited.	Non-executive director appointed October 2003. Chairman of Audit Committee. Member of Compensation Committee and Nomination Committee.

Geoffrey A Tomlinson	BEc	29 years with the National Mutual Group, six years a Group Managing Director and Chief Executive Officer until 1998.	Chairman of Reckon Limited, Funtastic Limited and Programmed Maintenance Services Limited. Deputy Chairman of Hansen Technologies Limited. Director Amcor Limited and Mirrabooka Investments Limited.	Non-executive director since 2000. Chairman of National Wealth Management Holdings Limited. Chairman, Compensation Committee Member of the Nomination Committee.

Malcolm Williamson

Chief Executive Officer of Visa International from 1998 until February 2004.  Group Chief Executive of Standard Chartered Bank from 1993 to 1998.  Managing Director of Girobank and Member of Post Office Board from 1985 to 1989.  Held a number of senior roles at Barclays Bank and various branch positions from 1957 to 1985.

Non-executive director appointed August 2004.

Name	Qualifications	Experience	Other Directorships	Role at National
Michael Chaney	BSc, MBA

Senior management roles in finance and petroleum industries in Australia and United States before joining Wesfarmers in 1983.  Managing Director and Chief Executive Officer from 1992 to present, and Company Secretary and Administration manager from 1983 to 1991 of Wesfarmers Limited.

			Director Wesfarmers Limited and subsidiaries, BHP Billiton Limited, Gresham Partners Holdings Limited, and The Centre for Independent Studies.	Non-executive director effective December 2004. Proposed Chairman from September 2005.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date: 13 August 2004	Title:	Associate Company Secretary